

September 9, 2014

Via E-mail
Scott Abraham
Chief Executive Officer
Tixfi Inc.
6517 Palatine North
Seattle, WA 98103

> **Re:** **Tixfi Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 25, 2014**
> **File No. 333-197094**

Dear Mr. Abraham:

We have reviewed your responses to the comments in our letter dated July 24, 2014 and have the following additional comments.

Dilution, page 17

1. Refer to the first line in the table, Net Tangible Book Value Per Share Prior to Stock Sale. As you have included updated interim period financial statements as of May 31, 2014, please revise this line item and other affected line items in the table for the net tangible book value per share of $0.004 rather than $0.001 as of May 31, 2014.

Dependence on one or a few major customers, page 21

2. Please reconcile the disclosure here that you have not acquired any customers with the disclosure on page 23 regarding your limited revenues.

Scott Abraham
Tixfi Inc.
September 9, 2014
Page 2

You may contact Beverly Singleton at (202) 551-3328 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        James B. Parsons, Esq.